UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Chindata Group Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

16955F107**

(CUSIP Number)

APG Asset Management, N.V.

Basisweg 10A

1043AP Amsterdam

Telephone: +31206048000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

The CUSIP number of 16955F107 applies to the American depositary shares (“ADSs”) of Chindata Group Holdings Limited (the “Company”). Each ADS represents two Class A ordinary shares, par value US$0.00001 per share (“Class A Ordinary Shares”) of the Company.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16955F107

1.	Names of Reporting Persons Boloria Investments Holding B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Kingdom of the Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 16955F107

1.	Names of Reporting Persons APG Asset Management, N.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Kingdom of the Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 16955F107

1.	Names of Reporting Persons APG Groep, N.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Kingdom of the Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 16955F107

1.	Names of Reporting Persons Stichting Pensioenfonds ABP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Kingdom of the Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) EP

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is filed to amend and supplement the Schedule 13D filed by the Reporting Persons named therein with the Securities and Exchange Commission on August 18, 2023 (the “Original Schedule 13D”), with respect to the Company. Except as specifically amended and supplemented by this Amendment No. 1, the Original Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding at the end thereof the following:

On December 18, 2023, the Company and the Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of December 18, 2023, pursuant to which the Merger became effective on December 18, 2023 (the “Effective Time”). As a result of the Merger, the Company became a wholly owned subsidiary of Parent.

At the Effective Time, (a) each Ordinary Share issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive US$4.3 per Ordinary Share in cash without interest and net of any applicable withholding taxes, less certain fees to the ADS depositary in the case of ADSs, except for the Excluded Shares and the Dissenting Shares, (b) the Excluded Shares were cancelled without payment of any consideration from the Company therefor, (c) the Dissenting Shares were cancelled and will entitle the former holders thereof to receive the fair value thereon determined in accordance with the provisions of Section 238 of the CICA, (d) each outstanding vested Company Option was cancelled and converted into the right to receive an amount in cash equal to (i) the excess of the per share Merger consideration over the per share exercise price of such vested Company Option, multiplied by (ii) the number of Ordinary Shares underlying such vested Company Option, and (e) each unvested Company Option was cancelled in exchange for the right to receive an employee incentive award to replace such unvested Company Option, pursuant to terms and conditions to be determined by Topco.

Item 5. Interest in Securities of the Issuer.

(a)–(b) As a result of the Merger, as described in Item 4 of this Amendment No. 1, the Reporting Persons do not beneficially own any Ordinary Shares.

(c) Except as disclosed in this Amendment No. 1, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) December 18, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2023

BOLORIA INVESTMENTS HOLDING B.V.

By:	/s/ Evan Gordon
Name: Evan Gordon
Title: Chief Compliance Officer

APG ASSET MANAGEMENT, N.V.

By:	/s/ Evan Gordon
Name: Evan Gordon
Title: Chief Compliance Officer

APG GROEP, N.V.

By:	/s/ Evan Gordon
Name: Evan Gordon
Title: Chief Compliance Officer

STICHTING PENSIOENFONDS ABP

By:	/s/ Evan Gordon
Name: Evan Gordon
Title: Chief Compliance Officer